SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF


                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated January 16, 2004

                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              --------------------
                    (Address of Principal Executive Offices)


             Indicate by check mark whether the registrant files or
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                                 or Form 40-F:

                       Form 20-F: |X|         Form 40-F: |_|

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                Form 6-K in paper as permitted by Regulation S-T
                                Rule 101(b)(1):

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                Form 6-K in paper as permitted by Regulation S-T
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         information contained in this form is also thereby furnishing the information to the Commisson pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes: |_|               No: |X|


Enclosure:   Press release dated January 16, 2004: "TURKCELL Raises US$100
             Million In Islamic Finance Syndicate."

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[TURKCELL LOGO] [GRAPHIC OMITTED]

                                                           FOR IMMEDIATE RELEASE



           TURKCELL RAISES US$100 MILLION IN ISLAMIC FINANCE SYNDICATE

Istanbul, Turkey: January 16, 2004--Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, has secured a syndicated Murabaha facility of US$100 million from a consortium arranged by the Islamic Development Bank and HSBC

The facility is to support the purchase of equipment required by Turkcell for its continuing program of upgrading and maintaining the country's premier GSM service.

This medium-term facility, with a tenure of 24 months, was initially launched as a general syndication of US$75 million. The market support for the transaction was very strong and over US$110 million was committed by the banks. This strong response made it possible for the facility to be increased to a total of US$100 million. The Islamic Development Bank and HSBC Bank A.S. will each contribute US$20 million to the syndication through independent financing facilities, which are coordinated by an agreement providing one seamless facility..

The financial institutions involved in the syndication are:

Arrangers and Participants:          Islamic Development Bank and HSBC Bank A.S.

Co-arranger:                         Dubai Islamic Bank

Lead Managers:                       Saudi Economic and Development Company
                                     Faisal Islamic Bank of Egypt Islamic
                                     Corporation for the Development of the
                                     Private Sector
                                     National Bank of Pakistan
                                     The Arab Investment Company

Manager:                             Islamic Corporation for the Insurance of
                                     Investment and Export Credit

Participant:                         Arab Islamic Bank

The Facility agreements were signed at Turkcell's headquarters in Istanbul on January 16, 2004.

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Mr Muzaffer Akpinar, Chief Executive Officer of Turkcell, said: "This facility is a sign of trust from the international finance industry and Islamic finance in particular to the Turkish economy, as well as to Turkcell. Turkcell is honored to be a recipient of such a diverse and high quality funding base. We intend to continue to serve our customers and stakeholders globally to provide technology that enables effective and reliable communications of all types."

Piraye Antika, HSBC Bank A.S Chief Executive, said: "The strength of Turkcell's standing in the international financial markets and the quality of its relationships with the international banking community are reflected by this debut Murabaha facility. The quality of the investor group is testimony to Turkcell's strong standing in the Gulf region. I also believe that it shows the support that Turkey attracts from the Islamic finance community."

Nabil Nasief, Adviser, Asset Management Department of the Islamic Development Bank, said: "This financing represents the IDB's continuing service to its member countries on both public and private sector levels. The IDB has provided over US$3.3 billion of Islamic financing in the period from January 1, 1976 to March 3, 2003 to both public and private sector entities based in the Republic of Turkey. This latest facility for Turkcell is especially important as it brings together many Islamic financial institutions and the HSBC Group's renowned Islamic Finance capabilities."





                               www.turkcell.com.tr


About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 18.2 million postpaid and prepaid customers as of September 30, 2003. Turkcell had revenues of US$ 1,839.4 million during the nine month period ended September 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 2.1 million subscribers as of September 30, 2003.

HSBC
HSBC Bank A.S. of Turkey is a member of the HSBC Group which, with over 9,500 offices in 79 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa and US$983 billion in assets as at 30 June 2003, is one of the world's largest banking and financial services organizations.


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For further information please contact:



Contact:

Turkcell:                                 Citigate Dewe Rogerson
Investors:                                Europe:
Koray Ozturkler, Investor Relations       Kate Delahunty
Tel: +90 212 313 1500                     Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr    Email: kate.delahunty@citigatedr.co.uk
                                          Toby Moore
Murat Borekci, Investor Relations         Tel:+44-20/7282-2999
Tel: + 90 212 313 1503                    Email: toby.moore@citigatedr.co.uk
Email: murat.borekci@turkcell.com.tr      or
investor.relations@turkcell.com.tr
                                          United States:
Media:                                    Victoria Hofstad/Jessica Wolpert
Nazli Candan, Corporate Communications    Tel: +1-201-499-3500
Tel: + 90 212 313 2310                    Email: victoria.hofstad@citigatefi.com
Email: nazli.candan@turkcell.com.tr       jessica.wolpert@citigatefi.com
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr



HSBC:
Adrian Russell, HSBC Group Corporate Affairs, London
Tel: +44 (0) 20/7992 1555

Lacin Oncel, HSBC Bank A.S., Turkey
Tel: + 90 212 336 2467



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SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       TURKCELL ILETISIM HIZMETLERI A.S.


Date:  January 16, 2004                By:  /s/ MUZAFFER AKPINAR
                                            ------------------------
                                       Name:    Muzaffer Akpinar
                                       Title:   Chief Executive Officer